Exhibit S

The amount or estimated amounts, itemized in reasonable detail, of expenses, other than Dealers’ commissions, incurred or borne by or for the account of the issuer in connection with the offering of the Global A$ Bonds and the Medium–Term Notes or properly chargeable thereto, including legal, engineering certification and other charges.

SEC filing fee	US$	307,000.00
Printing and engraving expenses		20,000.00
Fiscal Agent’s fees and expenses		10,000.00
Legal fees and expenses		75,000.00
Miscellaneous		10,000.00

	US$	422,000.00	*

*	Previously paid